FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 28, 2026

Item 1

Banco Santander, S.A., ("Santander") communicates the following:

OTHER RELEVANT INFORMATION

Santander has been informed by the European Central Bank (“ECB”), after following its Supervisory Review and Evaluation Process (“SREP”), of its decision regarding the minimum prudential capital requirements effective as of 1 January 2027.

The ECB’s decision establishes Pillar 2 requirement (“P2R”) of 1.65% at a consolidated level, of which at least 0.93% must be covered with Common Equity Tier 1 capital (“CET1”). This represents a reduction from the 1.74% P2R applicable in 2026, given that, as of 1 January 2027, no add-ons arising from the ECB’s supervisory expectations regarding the provisioning calendar for non-performing exposures will apply.

The following table shows the minimum CET1 and total capital requirements applicable at the consolidated level as of 1 January 2026 and as of 1 January 2027, as well as Santander's ratios1 as of 30 September 2026:

	Minimum Requirement		Data
	As of 01/01/2026	As of 01/01/2027	As of 30/09/2026
CET1	9.85%	9.92%[2]	12.69%

Total Capital	14.11%	14.14%[3]	17.01%

The minimum CET1 and total capital requirements applicable as of 1 January 2027 increase by 7 and 3 basis points, respectively, compared to those applicable since 1 January 2026. These changes are attributable to changes in the countercyclical capital buffer, partially offset by the reduction in P2R. In particular, the requirements arising from the countercyclical capital buffer increase by 13 basis points, while the reduction in P2R decreases the CET1 and total capital requirements by 5 and 9 basis points, respectively.2 3

As shown in the table above, Santander maintains a surplus of capital over these requirements, both in CET1 and total capital terms.

Boadilla del Monte (Madrid), 28 October 2026

____________________

1 Phased-in ratios.

2 The minimum requirement ratio of CET1 at consolidated level consists of: (a) the minimum capital requirement of Pillar 1 (4.50%), (b) P2R (0.93%), (c) the capital conservation buffer (2.50%), (d) the requirement arising from the consideration of Santander as Other Systemically Important Institution (“OSII”), which has been set by Banco de España to be effective on 1 January 2026 (1.25%), (e) the systemic risk buffer requirement (0.0572%) calculated as of 30 June, and (f) the countercyclical capital buffer requirement (0.6836%), estimated including the activation of 0.50% over the exposures located in Spain (0.11% at the Group level).

3 In addition to the CET1 requirement, the minimum total capital requirement at consolidated level includes: (i) Pillar 1 requirements of Additional Tier 1 (1.5%) and Tier 2 (2%), and (ii) part of the P2R requirements which can be covered by Additional Tier 1 and Tier 2 (0.31% and 0.41%, respectively).

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 28, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance